Exhibit 4.2

AGREEMENT TO FURNISH DEBT INSTRUMENTS
Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, Criteo S.A. (the “Company”) has not included as an exhibit to its Annual Report on Form 10-K any instrument relating to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the total assets of the Company. The Company agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

CRITEO S.A.

By:	/s/ Michael Komasinski
Name:	Michael Komasinski
Title:	Chief Executive Officer
Date:	February 26, 2026